# Culmination Brewing Company

## PROFIT AND LOSS
### January - August, 2020

|  | TOTAL |
|---|---:|
| **Income** | |
| 40000 Sales | 760.03 |
| 40002 Bottle Sales | 18,296.08 |
| 40004 Food Sales | 51,884.82 |
| 40006 Kegs Sales | 22,047.00 |
| 40008 Private Event Sales | 174.71 |
| 40010 Roots and Blooms Fee | 6,162.00 |
| 40011 Taproom Sales | 252,450.92 |
| **Total 40000 Sales** | **351,775.56** |
| 40016 Kegs Sales | 223,141.04 |
| 40020 Sales of Product Income | 7,066.37 |
| 40024 Unapplied Cash Payment Income | 22,130.00 |
| 40026 Uncategorized Income | 31,818.50 |
| **Total Income** | **$635,931.47** |
| **Cost of Goods Sold** | |
| 50006 Food Purchases and supplies | 19,237.91 |
| Catered Food | 6,749.26 |
| **Total 50006 Food Purchases and supplies** | **25,987.17** |
| 50016 Keg Shell Return | -150.00 |
| Cost of Goods Sold | 2,445.87 |
| 50000 Brewing Ingredients | 90,442.50 |
| 50002 Bottles/Cans | 68,636.03 |
| 50004 Beverage Purchase - non alcohol | 1,005.45 |
| 50008 Cost of Goods Sold Brewery Supplies | 7,050.57 |
| 50009 Cost of labor - Brewing and Servers | 169,346.96 |
| 50010 Keg/Alcohol Bev Purchases | 760.00 |
| **Total Cost of Goods Sold** | **339,687.38** |
| **Total Cost of Goods Sold** | **$365,524.55** |
| **GROSS PROFIT** | **$270,406.92** |
| **Expenses** | |
| 60000 ADVERTISING/PROMOTIONS | |
| 60004 Promo Products | 27.74 |
| 60010 Web/Internet Advertising | 169.55 |
| 60012 Tap Take Over | 429.51 |
| **Total 60000 ADVERTISING/PROMOTIONS** | **626.80** |
| 60200 AUTOMOBILE EXPENSES | 34.03 |
| Fuel Reimb | 890.14 |
| Parking | 47.85 |
| **Total 60200 AUTOMOBILE EXPENSES** | **972.02** |
| 61000 BUSINESS EXPENSES | |
| 61006 Licenses/Permits and Fees | 525.00 |

| | TOTAL |
|---|---:|
| 61008 Excise Tax | 3,733.78 |
| 61010 Privilege Tax | 3,136.16 |
| 61012 State Taxes | 150.00 |
| 62500 Dues and Subscriptions | 3,245.62 |
| 63300 Insurance Expense | 4,285.82 |
| **Total 61000 BUSINESS EXPENSES** | **15,076.38** |
| 66000 PAYROLL EXPENSES | |
| 66001 Wages and Salaries | 36,448.31 |
| 67006 Contract Labor | 3,330.00 |
| 67008 Employer Payroll Taxes | 20,575.78 |
| Gratuity/ Tips | -16,563.43 |
| **Total 66000 PAYROLL EXPENSES** | **43,790.66** |
| 67200 EQUIP REPAIR/MAINTENANCE | 395.00 |
| 68000 PROFESSIONAL FEES | |
| 68002 Accounting | 7,457.50 |
| 68004 Architech/Engineering/Design | 100.00 |
| 68006 Legal | 187.50 |
| 68010 Payroll Services | 1,458.67 |
| **Total 68000 PROFESSIONAL FEES** | **9,203.67** |
| Dues and Subscriptionss | 936.23 |
| OCCUPANCY COSTS | |
| 62004 Security System | 1,007.07 |
| 67100 Rent Expense | 130,713.67 |
| 68600 Utilities | |
| 68100 Telephone Expense | 2,074.97 |
| Electricity | 8,587.03 |
| Gas NW Natural | 2,745.03 |
| **Total 68600 Utilities** | **13,407.03** |
| **Total OCCUPANCY COSTS** | **145,127.77** |
| OFFICE EXPENSES | 0.99 |
| 60400 Bank Service Charges | 109.00 |
| 64900 Office Supplies | 38.88 |
| Merchant card fees | 8,963.92 |
| Office Equipment Purchased | 148.07 |
| Postage | 73.75 |
| **Total OFFICE EXPENSES** | **9,334.61** |
| OPERATING EXPENSES | 33.00 |
| 64002 Brewery Supplies | 4,039.72 |
| 64014 Fixtures/Small Repairs | 248.76 |
| 64026 Taproom Equipment/Supplies | 6,439.04 |
| Equipment Rental | 1,567.44 |
| Kitchen Equipment/Supplies | 2,452.17 |
| Small Tools and Supplies | 181.29 |
| Taproom Decor | 1,830.09 |
| **Total OPERATING EXPENSES** | **16,791.51** |
| Over/Short | 0.00 |

|  | TOTAL |
|---|---:|
| TRAVEl/MEALS/ENTERTAINMENT | |
|   68400 Travel Expense | 432.25 |
|   **Total TRAVEl/MEALS/ENTERTAINMENT** | **432.25** |
| **Total Expenses** | **$242,686.90** |
| NET OPERATING INCOME | **$27,720.02** |
| Other Expenses | |
|   63400 Interest Expense | 10,884.35 |
|   71008 BUILDOUT CONSTRUCTION COSTS | |
|    Construction | 900.00 |
|   **Total 71008 BUILDOUT CONSTRUCTION COSTS** | **900.00** |
|   77000 Interest Exp | 2,426.35 |
|   90000 Ask My Accountant | 30,285.05 |
| **Total Other Expenses** | **$44,495.75** |
| NET OTHER INCOME | **$ -44,495.75** |
| NET INCOME | **$ -16,775.73** |